FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-4 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

BOS Announces the Appointment of Yuval Viner as Acting CEO and of Avidan Zelicovsky as Acting President.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: October 20, 2009

BOS Announces the Appointment of Yuval Viner as Acting CEO and of Avidan Zelicovsky as Acting President.

RISHON LEZION, Israel, October 20, 2009 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) announced today that Shalom Daskal has ceased to serve as the Chief Executive Officer of the Company effective October 20, 2009. Mr. Daskal is succeeded by Mr. Yuval Viner, who has been appointed as acting CEO, while the Company’s Board further evaluates the management structure of the BOS group. In addition, Mr. Avidan Zelicovsky has been appointed as the acting President of the Company.

Yuval Viner, currently BOS’ Head of RFID and Mobile Solutions, has joined BOS following its acquisition of Dimex System’s assets in March 2008. Mr. Viner was the marketing director of Dimex Systems since 1993 and in 2000 was appointed as Dimex Systems CEO.

Avidan Zelicovsky, currently BOS’ Head of Supply Chain Solutions Division, has joined the Company as the CEO of Odem Electronic Technologies 1992 Ltd. following the BOS acquisition of Odem in 2005. Mr. Zelicovsky was appointed as Odem’s CEO in 2005 after holding various positions in Odem since 1996.

Messrs Viner and Zelicovsky will continue to hold their existing positions and maintain their current compensation package, thus the Company is expected to reflect savings as a result of the new management structure.

Edouard Cukierman, Chairman of the Board, stated: “We would like to express the Board’s appreciation to Shalom Daskal’s contribution to the restructuring of BOS business and the strengthening of the BOS position as a worldwide leader in providing comprehensive Mobile and RFID solutions for the enterprise. We wish Shalom success in his future endeavors.” Mr. Cukierman continued: “We are confident that the skill set and vast experience of both Yuval Viner and Avidan Zelicovsky will benefit BOS in coping with the challenges that lay ahead. The deep knowledge of Yuval and Avidan of the BOS group and its business will facilitate a smooth transition”.

Yuval Viner and Avidan Zelicovsky stated: “We are looking forward to taking the BOS helm and are certain that our many years of combined experience will serve us well as we focus on growing the company and bringing it to profitability”.

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID, Mobile and Supply Chain solutions to global enterprises. BOS’ proprietary BOSERVER, BOSaNova, RFID, Mobile and supply chain offerings are being used to improve the efficiency of enterprise logistics and organizational monitoring and control systems of over 2,000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: www.boscorporate.com

For more information:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com